Exhibit 99.1

Entree Gold Reports on Mongolia and China Projects

VANCOUVER, Dec. 9 /CNW/ - Entrée Gold (TSX:ETG; NYSE AMEX:EGI; Frankfurt:EKA - "Entrée" or the "Company") has successfully tested a number of deep conceptual targets on its 100%- owned Shivee West property in Mongolia.  The Shivee West exploration program supports Entrée Gold's two-pronged strategy that combines the strength of its joint venture in Mongolia with highly prospective exploration projects worldwide.  Shivee West is adjacent to the Company's flagship joint venture property that surrounds the massive Oyu Tolgoi project.

Shivee West, Mongolia

The 2010 exploration program on Shivee West was designed to evaluate and gain a better understanding of deep induced polarization ("IP") targets, with the focus on finding mineralization at depths similar to those encountered throughout the Oyu Tolgoi mineralized system.  Entrée completed ten deep holes and one shallow diamond drill hole to systematically test four target areas within a complex geological environment for possible buried porphyry copper-gold mineralization.

While the original discovery at Oyu Tolgoi is marked by a prominent surface showing, Shivee West contains no surface indications of porphyry-style mineralization and thus the exploration team is relying on a combination of advanced exploration tools to determine possible target areas at depth.  Preliminary exploration work consisted of 182 line-kilometres of deep penetrating IP geophysics, MMI soil geochemical sampling, structural geological mapping, and relogging and reinterpretation of drill core from previous years.

Diamond drilling commenced in June and the crew demobilized from the field in November 2010. Eleven holes were completed up to a depth of 1650 metres for a total of 11,634 metres.  Three holes were completed on the Khoyor Mod target, five holes on Zesen Khui, two holes on Zone 1 and one hole on the Scorpion Zone (formerly Zone 2). The location of the various target areas is shown on maps on the Company's website www.entreegold.com.  This is the first year that the program focused on drilling to such depths due to the high cost and challenging nature of this type of drilling.

A number of holes on Zesen Khui and Khoyor Mod encountered stratigraphy interpreted to be equivalent to the ore-hosting Devonian-age units at Oyu Tolgoi.  These results are important as this is the first time rock units equivalent to the key ore bearing horizons at Oyu Tolgoi have been documented on Shivee West.  Prior to the discovery of economic grades at Oyu Tolgoi, BHP and Ivanhoe Mines drilled over 150 holes, primarily focused around the exposed Devonian rocks near the Southwest Oyu deposit.

Extensive disseminated and stringer pyrite mineralization with minor chalcopyrite is present in several holes, but no economic intervals of copper or gold mineralization were found. The Shivee West property remains prospective and results of the 2010 program will be evaluated over the winter prior to a decision on the nature and focus of a 2011 program.

Entrée - Ivanhoe Mines Joint Venture

Surface work and drilling continues on the Javhlant and Shivee mining licences that are in joint venture with Ivanhoe Mines, the project operator.

Two drills have been operating to the north of Oyu Tolgoi.  One geotech hole was employed to target the lower portions of the Hugo North Extension and Hugo North mineralized system for geotechnical and structural studies.  A second hole is currently testing a 650 metre step-out to the north of the Hugo North Extension Resource, in the vicinity of the 2005 hole EGD081B, which was interpreted to have intersected the top of the mineralized system. Testing to the north of the Hugo North Extension has been underway for the past few months, but technical difficulties have delayed the program. The current hole is underway and results will be reported once they have been received.

Two core holes were completed earlier in the year on Heruga Southwest, located approximately 5 kilometres southwest of the Heruga orebody, on the Entrée-Ivanhoe Mines joint venture property.  One hole intersected copper mineralization (EGD035A - 56 metres grading 0.6% Cu) at a depth of approximately 1400 metres in Devonian-aged volcanic.  A second hole that was drilled to intersect the mineralization up dip on the same section entered a younger Carboniferous-aged intrusion.  Proprietary deep-penetrating IP surveying has been extended to cover this area.  Future drilling may be proposed on what is considered to be a highly prospective target that could extend the Heruga mineralized system southwards towards Entrée's southern Javhlant property boundary.

Huaixi, China

Entrée has been exploring the Huaixi property in Zhejiang province of southeastern China.   A first round of core drilling (6 holes, 2,661 metres) was carried out in late 2009, and a second program (6 holes, 1,508 metres) was completed in November 2010. The conceptual target was a buried porphyry copper system beneath widespread surface alteration. Target selection was assisted by deep penetrating IP geophysical surveys and multi-element geochemistry using techniques previously developed and applied in our exploration work in Mongolia and the southwest USA. The drilling encountered variable alteration and quartz stockwork with pyrite and anomalous base metal values in several holes with a maximum copper value of 0.17% over 2 metres in hole HX-10-12. The results from past drill/exploration programs do not provide justification for further work.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects.  The Company's flagship Lookout Hill property in Mongolia completely surrounds the 8,500-hectare Oyu Tolgoi project of Ivanhoe Mines. A portion of the Lookout Hill property is subject to a joint venture with Ivanhoe Mines, through its subsidiary Oyu Tolgoi LLC. The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  Excellent exploration potential remains on the joint venture property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada, Arizona and New Mexico.  The primary asset is the Ann Mason property in Nevada, which contains an inferred mineral resource and considerable potential for additional targets.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits.  Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 12% of issued and outstanding shares, respectively.

This news release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to exploration results and interpretation, future work programs and the potential for the discovery of mineralization on the Company's properties. These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, among others, the effects of general economic conditions, the prices of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking statements.  In addition, there are known and unknown risk factors which could cause the Company's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements.  Known risk factors are described in the Company's Amended and Restated Annual Information Form for the financial year ended December 31, 2009, dated November 2, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

%CIK: 0001271554

For further information:

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

CO: Entrée Gold Inc.

CNW 14:17e 09-DEC-10